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                        May 15, 2023

       Adi Osovsky
       Vice President, Legal
       iTeos Therapeutics, Inc.
       321 Arsenal Street
       Watertown, Massachusetts 02472

                                                        Re: iTeos Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2023
                                                            File No. 333-271793

       Dear Adi Osovsky:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences